 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-52110

Highway 50 Gold Corp.
(Exact name of registrant as specified in its charter)

Suite 2710 - 200 Granville Street

Vancouver, British Columbia

V6C 1S4

(604) 681-4462

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares Without Par Value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☒
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 47

Pursuant to the requirements of the Securities Exchange Act of 1934, Highway 50 Gold Cop. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

HIGHWAY 50 GOLD CORP.

Date: September 29, 2021	By:	/s/ Megan Cameron-Jones
Name: Megan Cameron-Jones
Title: Corporate Secretary